Exhibit (a)(17)
TELEFONICA ANNOUNCES PRICE INCREASE AND EXTENSION IN THE TENDER OFFER TO ACQUIRE 100% OF THE SHARES OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
•	The U.S. Offer has been amended to increase the offer prices from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS.
•	The Expiration Date of the U.S. Offer has been extended until 11 p.m., New York City time, on October 30, 2008.
Madrid, Spain, October 13, 2008. Telefónica S.A. (“Telefónica”) announced today an increase in the offer prices pursuant to the tender offer to purchase all outstanding shares of Compañia de Telecomunicaciones de Chile S.A. (“CTC”), from 1,000 Chilean pesos per Series A Share and 900 Chilean pesos per Series B Share to 1,100 Chilean pesos per Series A Share and 990 Chilean pesos per Series B Share, respectively, and from 4,000 Chilean pesos per ADS to 4,400 Chilean pesos per ADS. Telefónica also announced that, in connection with the increase in the offer prices, the U.S. Offer would be extended to 11 p.m., New York City time, on October 30, 2008.
These increased prices represent a premium for the holders of Shares and ADSs of 10% for Series A Shares and 10% for Series B Shares to the original offer prices and a premium of 31.8% for Series A Shares and 18.8% for Series B Shares to the average closing price of the Shares, as calculated according to the applicable Chilean regulations, prior to the announcement of the Offers.
The Offers are conditioned on at least 75% of shareholders voting to eliminate the restriction currently contained in CTC’s bylaws that limits to 45% the percentage of CTC shares that may be owned or voted by a single shareholder (the “By-law Amendments”). In connection with Telefónica’s increased offer prices, certain shareholders of CTC holding more than 10% of CTC’s Shares, AFP Capital S.A., AFP Cuprum S.A., and AFP Provida S.A., have requested that the Board of Directors of CTC call an extraordinary shareholders meeting in order to approve the By-law Amendments. The Board of Directors of CTC scheduled the extraordinary shareholders’ meeting for October 28, 2008.
Assuming acceptance by all shareholders to whom the offer is addressed, the transaction would amount to 575,610 million of Chilean pesos, or approximately 942 million US dollars (based on the Observed Exchange Rate published on October 10, 2008), or about 692 million Euros.
A Schedule TO, as amended, and a Schedule 14d-9 have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.